Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

			Predecessor	Successor
	Predecessor		January 1	December 1	Combined	Successor
	Year Ended December 31,		through November 30,	through December 31,	Year Ended December 31,
	2007	2008	2009	2009	2009	2010	2011
Earnings
Income (Loss) before Noncontrolling Interest and Income Taxes	$(1,318)	$(2,550)	$9,748	$10	$9,758	$58	$(70)
Fixed Charges	1,868	1,912	1,315	69	1,384	885	970
Total Earnings	$550	$(638)	$11,063	$79	$11,142	$943	$900

Fixed Charges
Interest Expense	$1,831	$1,872	$999	$68	$1,067	$853	$926
Interest Expense Included Within Reorganization Items, Net	—	—	289	—	289	—	—
Amortization of Debt Costs	30	33	21	—	21	24	37
Interest Element of Rentals	7	7	6	1	7	8	7
Total Fixed Charges	$1,868	$1,912	$1,315	$69	$1,384	$885	$970

Ratio of Earnings to Fixed Charges (1)	—	—	8.41	1.14	8.05	1.07	—

(1)
Earnings for the years ended December 31, 2007, 2008, and 2011 were insufficient to cover fixed charges by $1.3 billion, $2.6 billion, and $70 million, respectively. As a result of such deficiencies, the ratios are not presented above.